SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration, submits the following information:

Name:	MERCURY TARGET SELECT EQUITY FUND, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	P.O. Box 9011, Princeton, New Jersey 08543-9011

Telephone Number (including area code):	(888) 763-2260

Name and address of agent for service of process:	Jeffrey M. Peek Mercury Target Select Equity Fund, Inc. P.O. Box 9011 Princeton, New Jersey 08543-9011

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

|X| Yes [ ] No

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the Township of Plainsboro and State of New Jersey on the 4th day of August, 2000.

MERCURY TARGET SELECT EQUITY FUND, INC. By: /s/ Allan J. Oster Allan J. Oster, President

Attest: /s/ Armento Kirkland (Name) Secretary (Title)